EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 1, 2006

       ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE NOVEMBER 2006
            INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

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CALGARY, NOVEMBER 1, 2006 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 1.98002 TO 1.99406. Such increase will be effective on November 15, 2006.

The following are the details on the calculation of the exchange ratio:

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                                                                                                                         Exchange
                             Opening      ARC Energy      10 day weighted     Increase in     Effective date of the      ratio as
Record date of ARC Energy   exchange        Trust         average trading      exchange           increase in               of
    Trust distribution        ratio      distribution     price of AET.UN      ratio **         exchange ratio           effective
                                           per unit    (prior to the end of                                                date
                                                            the month)
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     October 31, 2006        1.98002        $0.20             28.2102           0.01404         November 15, 2006        1.99406

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** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.


ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                 Fax: (403) 509-6417

                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9